Sensory Performance Technology, Inc




1,250,000 Shares of Common Stock
Minimum purchase:  40 Shares ($640.00)
We are offering a minimum of 625,000 shares of common stock and a maximum of 1,250,000 shares of common stock on a best efforts basis. If $10,000,000 in subscriptions for the shares (the Minimum Offering) is not deposited in escrow on or before December 31, 2016 (the Minimum Offering Period), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period. If this minimum offering amount has been deposited by December 31, 2016, the offering may continue until the earlier of January 31, 2017 (which date may be extended at our option) or the date when all shares have been sold. We reserve the right to accept subscriptions for up to an additional 312,500 shares, for an additional $5,000,000 in gross proceeds. See Plan of Distribution and Securities Being Offered for a description of our capital stock.
Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and nonnatural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
There is currently no trading market for our common stock. We intend to apply to have our shares of common stock approved for trading on the OTCQX marketplace and expect to trade under the symbol SPTX upon the completion of this offering.
These are speculative securities. Investing in our shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See Risk Factors beginning on page 4.



Number of
Shares


Price to
Public
Underwrit
ing
discounts
&
commissio
ns (1)


Proceeds to
issuer (2)
Per share:
1
$16.00
$0.00
$16.00
Total
Minimum:
625,000
$10,000,
000
$0.00
$10,000,000
Total
Maximum:
1,250,000
$20,000,
000
$0.00
$20,000,000
(1)	We do not intend to use commissioned sales agents or
underwriters.
(2)	Does not include expenses of the offering, including
costs of Investor Escrow Setup, Technology and Accountng Fee and posting offering information on StartEngine.com, estimated to be $1,367,187 and $2,734,375 for the minimum and maximum offering amounts, respectively. See Plan of Distribution.
The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.
We are providing the disclosure in the format prescribed by Part
II of Form 1A.
26 East 12th Street, Linden, NJ 07036
P (646) 5398926; www.sensorypt.com/dec.html
The date of this Offering Circular is July 15, 2016


TABLE OF CONTENTS
OFFERING SUMMARY	3
RISK FACTORS	4
USE OF PROCEEDS	7
BUSINESS	8
PROPERTIES	26
MANAGEMENT?S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION	26
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	28
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	30
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	32
SECURITIES BEING OFFERED	33
PLAN OF DISTRIBUTION	36
FINANCIAL STATEMENTS	39

?
OFFERING SUMMARY
The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page
4.  References to we, us, our, or the company mean Sensory
Performance Technology.
Our Company
Sensory Performance Technology, Inc (or the Company), is a research and development tech company producing innovative and patented wearable tech product solutions to athletes,consumer, military, law enforcement and medical industries worldwide. Our flagship product, Eclipse Goggles, currently in high demand with some of the most prominent names in professional sports, is designed to improve sensory motor reflexes and cognitive performance using patented stroboscopic technology. In addition to a vertical model of product design, manufacturing and distribution, we plan to create and distribute highlyspecialized content through our ?Online Academy,? featuring instructional videos from worldclass training partners like Accelerate Basketball, personal trainers to National Basketball Association?s Most Valuable Player of 2016 Steph Curry.
This Offering

Securities offered	Minimum of 625,000 shares of common stock
($10,000,000)
Maximum of 1,250,000 shares of common
stock ($20,000,000) We reserve the right to accept subscriptions for up to an additional 312,500 shares for up to an additional $5,000,000.



Common stock
outstanding
before the
offering (1)


3,875,000 shares





Common stock
outstanding
after the
offering (1)


2,575,000 shares



Use of proceeds	The net proceeds of this offering will be
used to further develop, market, distribute and oversee manufacturing of the Eclipse googles, and develop products and revenues using three additional wearabletech solutions leveraging other intellectual property assets, and instructional content for an online training academy

Risk factors	Investing in our shares involves a high
degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the Risk
Factors section of this offering circular.


(1)	Does not include any warrants to purchase stock at a later
date given to StartEngine.com.
(2)	Assumes the sale of 1,250,000 shares. If we accept
subscriptions for an additional 312,500 shares, the number of shares outstanding after the offering will be 2,262,500.




RISK FACTORS
An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.
Risks Related to our Business and Industry
We have a limited operating history and have not yet generated any revenues.
Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. Sensory Performance Technology, Inc was formed in January 2016 and we have not yet begun producing or delivering our first product. To date, we have no revenues. We intend in the longer term to derive substantial revenues from the sales of Eclipse Goggles. Eclipse Goggles are in development, and we do not expect to start delivering to customers until the fourth quarter of 2016 at the earliest. Eclipse Goggles require significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.
It is anticipated that we will experience losses prior to the launch of the Eclipse Goggles.
We have no revenues and expect significant increases in costs and expenses before realizing forecasted revenues in six months at the earliest. Though we have successfully developed a commerciallyaccepted prototype of Eclipse Goggles, there can be no assurance that we will be commercially successful.
Terms of subsequent financings may adversely impact your
investment.
We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.
We face significant barriers in our attempt to achieve speedtomarketadvantage with the Eclipse Goggles, and if we cannot successfully overcome those barriers the business will be negatively impacted.
Though we have a full production intent prototype for our consumerlevel model, we are relying on the manufacturing capabilities of subcontracted manufacturing partners based in China, Taiwan and other offshore locations. The design, manufacture and distribution of new consumer products into the retail industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing products, long lead times to bring products to market from the concept and design stage, the need for specialized design and development expertise, insurance requirements and establishing a brand name and image. As a product developer of wearable technology, we face a variety of added challenges to entry that a traditional sporting goods company would not encounter
including educating the consumer on the advantage of this new technology and the proper use of it in highlyspecific training regimens, and unproven highvolume customer demand for our wearable technology. We must successfully overcome these
barriers to be successful.
Our success is dependent upon consumers? willingness to adopt wearable training technology.
If we cannot develop sufficient market demand for stroboscopic technology, we will not be successful. Factors that may influence the acceptance of wearable training technology
include:
*	perceptions about stroboscopic goggles quality, safety,
design, performance and cost;
*	perceptions about the ease or difficulty of wearable
training technology and the successful adoption of training regimens needed to produce desired results with consumers,
*	the availability of alternative wearable tech products
utilizing similar stroboscopic technology;
*	the challenge of competitors entering the marketplace with
a consumer product before we do.
Demand in the consumer sporting goods industry is highly
volatile.
Volatility of demand in the sporting goods industry may
materially and adversely affect our business prospects,
operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods, with liquidations of national chains redefining the industry. After filing for bankruptcy on March 2, 2016, national sporting goods retailer Sports Authority began the closing of 142 stores and two distribution centers in an attempt to reorganize while looking for a buyer. After conducting a sale process and finding no suitable offers, Sports Authority notified the court it would pursue a total asset sale. Sports Authority?s closing follows the announcement in midApril that goingoutofbusiness sales had begun at all 47 Sport Chalet stores in California, Arizona and Nevada. Further industry consolidation may be imminent. In December 2015, Cabela?s announced it had engaged Guggenheim Securities LLC as its financial advisor to explore strategic alternatives.
Our success is highly dependent on Ben White, our founder and Chief Executive Officer.
Ben White has been the driving force behind the development of wearable training technology and the company. The loss of his services would have a material adverse effect on our business.
We have not obtained any key man insurance for Mr. White.
Risks Related to the Investment in our Common Stock
The ownership of our preferred stock is concentrated among existing executive officers and directors.
Upon the sale of all of the shares offered in this offering, our executive officers and directors will continue to own beneficially, in the aggregate, a vast majority of the outstanding shares of preferred stock. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions.
There currently is no public trading market for our securities and an active market may not develop or, if developed, be sustained. If a public trading market does not develop, you may not be able to sell any of your securities.
There is currently no public trading market for our common
stock, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares.
Our potential issuance of convertible notes and warrants could substantially dilute the interests of shareholders and depress the market price for our common stock.
Though we have no debt at this time, the possibility that we could be forced to secure debt financing and/or issue
convertible notes and warrants exists. Accordingly, these future issuances of common stock could substantially dilute the interests of our existing shareholders and investors in this offering.
?
USE OF PROCEEDS
We estimate that, at a per share price of $16.00, the net
proceeds from the sale of the 1,250,000 shares in this offering will be approximately $17,265,250, after deducting the estimated offering expenses of approximately $2,734,750. If only the minimum number of 625,000 shares is sold, the net proceeds will be approximately $8,632,625 after deducting estimated offering expenses of $1,367,375.
The net proceeds of this offering will be used primarily to fund the design, development, prototyping, comanufacturing, marketing and distribution of our wearable training technologies, beginning with our flagship product, Eclipse Goggles, along with the development and production of video content for the online training academy. This stage is anticipated to take four to six months.
Accordingly, we expect to use the net proceeds as follows:
Minimum Offering	Maximum
Offering

Product Development &
COGS???????..
.............................
Amou
nt
$
4,500,00
0
Percen
tage

52.1%

Amou
nt
$
9,000,00
0
Percen
tage
52.1
%
Professional
Fees?????????????.
1,500,00
0

17.4%

3,000,00
0
17.4%
Marketing?...................
..............................
...........
1,500,00
0

17.4%

3,000,00
0
17.4%
Working capital (1)
..............................
..................
1,132,62
5

13.1%


2,265,25
0

13.1%
TOTAL
..............................
..............................
$8,632,6
25
100.0%

$17,265,
250
100.0%

(1)	Working capital will be used for salaries, prototyping and
insurance, equipment, travel, SGA and leases.

      To the extent that we sell more than 1,250,000 shares, the additional net proceeds will be used for working capital.

      The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in shortterm, interestbearing securities.




?
BUSINESS
Corporate Background and General Overview
Sensory Performance Technology, Inc. is motivated by a mission to elevate the performance of professional athletes, military personnel, law enforcement officers and medical professionals, corporate executives and students worldwide through the design, comanufacture, and distribution of groundbreaking patented
wearabletech devices focused on challenging and training the one aspect that controls the entire body: the brain.
In a world where athletes tirelessly pursue excellence, finding integrative ways to advance their visual processing capabilities has been a daunting problem. Intuitively, they understand the eyes are the conduit to the brain and physical motor reflexes depend entirely on speed and span of recognition (cognition).
The Eclipse Goggles offer a wearable technology solution to this problem, increasing cognitive function in the brain by
simulating a stroboscopic effect, thereby inducing visual stress deprivation. After continuous exposure through training,
athletes learn how to compensate for this sensory overload and subsequently modify gaze behavior, making visual information processing more efficient.
About Eclipse Goggles
Eclipse Goggles are the latest phenomenon in athletic sensory training. This technology simulates a strobe light effect but in an entirely different way. Unlike conventional strobe lights, which emit bursts of flashing lights (an invasive stimuli),
Eclipse Goggles do not emit any type of light whatsoever. In fact, they produce a strobelike effect by momentarily blocking out natural ambient light (a noninvasive stimuli) in much the same way as blinking does. By using LCD (Liquid Crystal Display)
lens technology, Eclipse Goggles have a functionality of
blocking ambient light by electronically switching the lenses from clear to opaque, much like shaded sun glasses. There is no obtrusive light that enters the eyes except natural daylight.
Eclipse Goggles are not unlike a flashing image on a computer screen or video game in terms of its potential risk of
triggering photosensitive epilepsy (seizures).
The next generation in elite athletic training: Human sight and hearing are profoundly diminished during intense competitive action. As heartbeat and stress levels increase, perceptions and fine motor controls diminish. With a unique form of training called temporal occlusion these effects can be overcome, and elite athletes can train their visual and auditory processing systems to improve performance. Eclipse Goggles include
visualauditory distraction control that provides the next
generation in elite athletic training.
Features and Options: Introducing the Eclipse dualsensory
stroboscopic glasses. Since 2010, company Founder Ben White has done pioneering work in stroboscopic vision for elite
performance training, designing a next generation visiontraining wearable tech solution that can help any elite sports trainer or aspiring athlete achieve their mission. Featuring ruggedized construction and dualsensory technology, Eclipse Goggles fit readily into any training regimen.
Checklist for a visual auditory training aid for elite athletes:
Eclipse Goggles are what?s needed in a nextgeneration product to provide temporal occlusion for elite sports performance
training, incorporating ideal features and characteristics:
*	Lightweight and comfortable, only 2 oz. net weight
*	Ruggedized to withstand negative forty C temperatures and 7degrees of force
*	Hermetically sealed to resist moisture and sweat
*	Manufactured to quality standards AS and ISO 9001
*	Twochannel distraction control (visual and auditory)
*	Quickly and easily integrates with any existing training
protocols
*	Effective inside or outdoors, day or night, allseasons and
allweather
*	2way data streaming via WiFi
*	Auditory streaming via Bluetooth for sound effects
*	Multiple units controlled through secure iPad app
*	Individual units controlled through secure iPhone/Android
app
*	Programmable for individual needs or preferences
*	Precise LCDs adjustable from 1 to 100 Hertz (flashes per
second) at 1 Hertz increments
*	Builtin rechargeable lithiumion battery
*	Completely wireless construction for maximum convenience
*	Sleep button for instant pause or resumption of training
*	Expandable for video logging, heartrate monitoring, and so
on
*	Backed by exceptional 5year warranty
Visual Distraction  Sensory Tech Strobe Features
*	Visual distraction controlled by remote control Bluetooth
*	10 levels of occlusion and single eye strobe capabilities
*	As much as 20 percent greater opacity than the market has
experienced
*	Sweat resistant and antifog
Auditory Distraction  Sensory Tech Strobe Features
*	Auditory distraction controlled by remote control Bluetooth
*	Holophonic sound effects that immerse the athletes in real
life environments
*	Endless custom auditory applications (crowd noise,
cheering/booing, etc)
Bluetooth Control Unit Features
*	Apple and android remote control platform downloadable apps
*	Standard presets and unlimited custom programs
*	Create an Athlete Profile for keeping a progression log
*	Data Retrieval: Ability to review past workouts and email
directly to athlete
The competitive edge: Elite athletic trainers are seeking any edge that can increase performance. One promising area is vision training, where decades of research confirm that visual performance can be enhanced with appropriate training. The human eyes and ears have phenomenal capabilities. But these abilities are profoundly diminished by the Body Alarm Reaction or BAR
(fight or flight) triggered by intense competitive action.
Intended to filter out irrelevant stimuli during threatening situations, this response can actually distort perceptions and diminish performance.
A new generation of rugged, flexible and portable sensory occlusion training: Fortunately, the effects of BAR can be overcome by a unique form of training called temporal occlusion that exercises the visualauditory systems and forces the brain to fill in missing sensory details. This approach is based on more than 60 years of scientific research in elite sports, military, and law enforcement performance. This research has proven that many key components of perception can be enhanced through this type of training.
The next generation of sports training: Sensory Performance
Technology has been a pioneer in the field of sensory occlusion training and has created a next generation training aid called
Eclipse Goggles. These stroboscopic glasses contain active LCD lenses and audio earplugs that increase visual and auditory stress during any training. This extra stress forces trainees to visualize events taking place, even when these events are temporarily obscured by the LCD shutters and distracting sound effects. The technology has been packaged in a highly portable, ruggedized set of eyewear that meets all the rigors of elite athletic training. This product easily integrates into any training protocol. Using it is as simple as putting on a pair of sunglasses and picking a tune on an iPod. While research into the benefits of this approach are ongoing, it has been endorsed by several college and professional teams in different sports.
Both initial research and anecdotal evidence confirm that it gets results. This new technology represents the kind of breakthrough that elite athletic trainers are always seeking.
The amazing human visual and auditory systems: About 80% of what we perceive comes through the eyes. A highly complex organ, the human eye contains roughly 13.7 million photoreceptors, enabling us to detect 10 million colors and 500 shades of gray. Though the eye muscles are tiny, they are mighty. Milligram for milligram, the eye muscles are the strongest and fastest in the body. In an average day, these muscles move about 100,000 times to bring objects into sharp focus. A person would have to walk
50 miles a day to give his leg muscles that much exercise.
When we look into the distance, the earth?s surface curves out of sight about 3.1 miles away. Yet from an elevated position, the human eye can detect a single candle burning 30 miles away.
Vision is the most farreaching sense available to any athlete.
If the eyes are the pilots of our senses, the ears are the copilots. The human auditory system maintains a 360degree surveillance zone around the body, detecting sound emerging from any direction. Packed into a tiny space the size of a hazelnut, each ear has enough electric circuits to provide phone service for a goodsized city. Each ear provides a remarkable array of audio functions including a directional microphone, audio amplifier, impedance transformer, spectrum analyzer, and automatic gain control system.
The brain merges our binocular vision and 3D hearing into an overall map of the surrounding environment. The inner ear also provides balance. Tiny hairs inside three semicircular canals sense movement in three dimensions (yaw, pitch, and roll) and send continuous signals to the brain, which adjusts certain muscles to maintain our balance. The brain processes all our sensory inputs, merging the binocular signals from our eyes and the 3D signals from our ears into an overall map of the surrounding environment.
Intense action distorts perceptions: Despite the amazing capabilities of human vision and hearing, these systems do not always perform at optimum levels. In fact, as stress and heart beat levels increase, perceptions tend to deteriorate. The single biggest threat to seeing and hearing during intense competitive action is the fight or flight response, known to modern researchers as Body Alarm Reaction (BAR). The effects of BAR has been studied by leading authorities such as Dave
Grossman, former Lieutenant Colonel in the Army Rangers, Loren
Christensen, former police officer and author and Optometrist
Edward C. Godnig. Godnig calls BAR an inevitable series of neural and biochemical reactions, noting that one profound effect is a mental and visual shift from focusing on nearby objects to the wider environment, also known as tunnel vision.
He says athletes experiencing BAR can lose their ability to separate figure from ground and even get confused about where they are on the playing field.

Table 1: Perceptual Distortions Due to FightorFlight Response
Percent of police
officers who
admitted to each
effect (N=141)
85% Diminished
sound
(auditory
exclusion)
80% Tunnel vision
72% Heightened visual
clarity
65% Slowmotion time
51% Memory loss
for some of
the event
47% Memory loss
for some of the
subject?s
actions
40% Dissociation
(detachment)
26% Intrusive,
distracting thoughts
22% Memory distortions
16% Intensified sounds
16% Fastmotion time
Source: David Grossman
& Loren Christensen, On
Combat: The Psychology
and Physiology of
Deadly Conflict
in War and in Peace
Table 1 lists the many perceptual distortions that BAR can cause during an intense encounter, as reported by actual police officers surveyed. Note that 4 out of 5 police officers reported tunnel vision or the narrowing of their perceptual field to a small cone perhaps 18 inches in diameter. Ironically, this loss of peripheral vision happens just when these officers need to be most acutely aware of their surroundings. Even more (85%) experience auditory exclusion: The overstressed brain chooses to rely on vision alone, deliberately tuning out all the information provided by the ears.
Fortunately, elite performers can train their eyes, ears, and brain to work together for optimum performance even under highly stressful conditions. For example, ice skaters and ballet dancers learn to control their gaze while doing quick spins to avoid getting dizzy during a performance. Any other athlete can be trained to become more aware of the perceptual effects from BAR and how to minimize them. This conclusion has been uncovered by decades of scientific research.
The science behind temporal occlusion
For more than 60 years, researchers have worked to unlock the mysteries of the senses? role in elite performance. More than 40 years ago, Jack A. Adams proposed that effective learning depends on the formation of perceptualmotor feedback loops, which he called the perceptual trace. Funded by the National Science Foundation, researchers at Saint Olaf College in Minnesota tested his theory. They used strobe lights flashing at 2, 4, 10, 15 and 20 times a second to distract subjects from a task requiring precise eyehand coordination. Confirming Adams, the more sensory feedback that subjects received, the better they did. Even more intriguing, performance improved at faster strobe rates of 10, 15 and 20/seconds?but not at slower flashes at 2 and 5/ second. And the training worked best at 15 flashes a second. The researchers wondered, was this some kind of sweet spot? They suggested that for a perceptual trace to form and performance to improve, the kinesthetic feedback must be backed up with reasonably precise visual information. If that visual information was not precise?because the flashes were too slow or
fast?no perceptual trace could be developed.   This discovery was
certainly intriguing, but how could it be applied to sports?
Some earlier research provided a clue. Drawing on research
dating from 1952, scientists in 1964 advanced the theory that the brain has a rhythmic scanning mechanism running at about 100 milliseconds. (This is very much like the clock in every computer, which synchronizes all the signals handled by the system to a basic frequency.) If this was so, researchers reasoned they could disrupt the visual input for some interval up to 100 msec before any subjects start losing temporal information at the neural level. Sure enough, experiments showed that performance was significantly affected by flickerrate. Test results got worse from 0 to 9 flashes/second?the closest interval to the brain?s hypothetical sampling rate and then improved again up to the fastest rate they studied, 24/second. Many questions remained: If the brain has a sampling rate of 10 Hertz, how would it cope with training exercises done at faster or slower rates? Could we actually train the brain to form a perceptual trace faster? And would that improve any related visual or auditory skills? Researchers from the world of highperformance sports were already looking for those answers. The precedents in elite sports performance: A recent study at the University of Montreal showed that professional athletes have an extraordinary ability to learn complex and dynamic
visual scenes, far better than amateur?s athletes or
nonathletes. The researchers concluded, these remarkable mental processing and learning abilities should be acknowledged as critical elements for worldclass performance in sport. The question is, how can elite trainers build on these strengths to counter the effects of BAR and develop true champions?
Past a certain threshold of sensory distraction, trainees fill in any missing details by instinct or experience. A recent literature survey that compared elite training methods for sports and military touched on an intriguing technique that provides a likely answer. First devised during the 1960s, this is called temporalocclusion training. It works by temporarily blocking the view of the action, so the trainee has to guess what?s going to happen. For example, in one study tennis players watched film shot from the viewpoint of a player on the court. Just as the opposing player?s racket made contact with the ball, the screen would go dark. The player being trained had to decide where their opponent?s shot was headed. With training, the participants significantly improved how quickly and accurately they could predict the direction of an opponent?s shot.
Further studies in temporal occlusion followed, using various devices:
*	Film of baseball pitches and special helmets that blocked
the hitter?s vision as he stepped onto the plate
(Burroughs, 1984)
*	More filmed tennis shots (Williams et al, 2002)
*	Nearlifesize video intended to train outfielders to play
goalkeeper (Williams, Ward, and Chapman, 2003)
In all cases, the athletes who practiced using temporal
occlusion improved their accuracy, reaction time, or both. Even though some critical information was hidden from them during practice exercises, they still managed to acquire a perceptual trace that generated effective recall some form of muscle memory even when the occlusion was removed.
What can we make of these findings? It seemed that past a
certain threshold of sensory distraction, trainees could fill in missing details by instinct or experience; in effect, they learned how to visualize an unfolding event by drawing on their previous knowledge. In any event, this approach to training seemed to work. And it wasn?t long before the biggest name in sports took notice.
These research findings prompted the biggest name in sports performance, Nike, to release an experimental set of stroboscopic training glasses in 2011. Called the Vapor Strobe Eyewear, these featured curved LCD shutter lenses, rechargeable battery, and plastic frames with an elastic strap. The product was light enough to be used in any sport from basketball to golf. The company claimed the glasses helped athletes improve their focus, reaction time, balance, and peripheral vision. Anecdotal evidence on the value of the glasses began to accumulate from several winning sports teams
*	Oregon Ducks college football team trained with
preproduction glasses for several successful seasons, then
won the Rose Bowl in 2012 and the Fiesta Bowl in 2013
*	Green Bay Packers receiver Greg Jennings reduced his
incomplete passes from 8 per season to 3, saying the
stroboscopic glasses enabled him to see the ball a little
better and react quicker.
*	Florida Junior Blades hockey team trained with the Nike
glasses and racked up an impressive record of 100 wins with only 19 losses and 5 ties, plus league records for most goals scored, fewest goals against, and most shorthanded goals.
Academic research into the benefits of this vision training continues, mainly at Duke University. Researchers there gave hundreds of participants varsity players and nonathletes alike both lab and field exercises wearing the Nike glasses, followed up by computerized visual testing. Results revealed that stroboscopic training led to significantly greater retest improvement in central visual field motion sensitivity and transient attention abilities, say the researchers from Duke. These benefits appear to be relatively robust since they appeared after only two days of training, affecting both varsity athletes and nonathletes alike. Visual attention is a critical ability for many domains, and even a small increase can have profound effects, concluded the researchers. A small percent improvement in motion perception and focused attention may mean the world to an athlete engaged in a competitive sport.
Table 2 lists 12 discrete visual abilities, and shows how these recent findings have started to fill in the blanks where only anecdotal evidence of the benefits of stroboscopic training once existed. Optometrist Godnig confirms that all these visual skills except for color vision have a learned component that can be trained to improve. And he says this is already happening in the domain of sports, with effective vision training now deployed by many teams and campuses.
Table 2: Inventory of Visual Skills and Training Results from Stroboscopic Glasses That Provide Temporal Occlusion
Visual skill
Definition
Trainab
le
Evidence


Central
awareness
Maintaining
awareness of an
object and the
surrounding
visual space to
avoid tunnel
vision


Yes

Confirmed by
Duke
University
research

Color
perception
Ability to
distinguish
different
colors
(frequencies
of light)

No

Determined by
genes,
disease, or
injury

Depth
perception
Judging the
relative
distances
between
objects

Yes
Often reported
anecdotally,
now under
formal
research

Eyefocus
ing
flexibil
ity
Adjusting
focus on
objects at
different
distances

Yes
Often reported
anecdotally,
now under
formal
research

Eye motility
Accurate eye
tracking of a
moving object

Yes
Confirmed by
Duke
University
research

Eyehandbo
dy
coordinat
ion
Coordinated
activities such
as aim and
trigger control

Yes
Often reported
anecdotally,
now under
formal
research

Fixation
ability
(gaze
control)

Maintaining the
gaze on a single
object

Yes
Often reported
anecdotally,
now under
formal
research

Peripheral
vision

Maintaining
awareness of
peripheral
events

Yes
Often reported
anecdotally,
now under
formal
research

Speed of
recognition

Recognizing
an object
quickly

Yes
Often reported
anecdotally,
now under
formal
research

Visual acuity
(static and
dynamic)
Determining
detail in a
stationary
(static) or
moving object
(dynamic)

Yes
Often reported
anecdotally,
now under
formal
research

Visual memory
Embedding new
skills to
become fast and
automatic

Yes

Confirmed by
Duke
University
research



Visualization

Using the
mind?s eye  to
anticipate
where a moving
object is most
likely located
when direct
view is obscured



Yes
Often reported
anecdotally,
now under
formal
research, an
ideal visual
skill to
exercise with
strobe glasses

Sources: Edward C. Godnig, Duke University, MJ
Impulse
Note: Formal research with MJ Impulse strobe
glasses is underway, but not yet published
How Strobe Glasses Work: Eyes are similar to a pair of synchronized cameras that constantly receive visual information. All information entering the eyes is converted into signals, which are sent to the brain for processing. We perceive images in the brain, not in the eyes. The brain gives instructions back to the eyes and also to other parts of the body as a response to the information it receives. The entire process is done at unimaginable speed, but still takes time. How fast and accurately can it be done? Well, that is what makes a dramatic difference in elite performance.
Strobe Technology: Accurate Static Visual Acuity (Static Vision) is a fundamental requirement for becoming an outstanding athlete. It is said the minimum vision requirement is 20/20. If an athlete has less acuity than 20/20, it is recommended that it be corrected to 20/20 or better before beginning Dynamic Vision training. Dynamic Visual Acuity (Dynamic Vision) is the capability of distinguishing object(s) whether the object is in motion, the observer is in motion or both. The concept of Sports Visual Acuity (Sports Vision) is broad; as it includes every aspect of our visual capabilities and encompasses the mental features used in performing athletic activities.
Basic Theory: It has been known many years that the strobe effect helps improve Dynamic Vision. When you see a moving object under the strobe light, you can distinguish the object image only when the strobe light flashes. This means the visual information entering the eyes is limited. In other words, a continuous moving image is sliced into multiple images. The brain has to compute the given information and create images during the blackout period to compensate for the situation; this is referred to as visualization. Considering the fact that we see things in the brain, not in the eyes, such a process is possible, especially when trained.
Advantage: By limiting the amount of information an athlete has available during training, you expedite the development of skill and enhance performance at a far greater rate than traditional methods. As we know that gaze control is critical to elite athletic performance, the Eclipse Goggles improve the speed and span of recognition as well as their ability to discriminate between meaningful visual cues. Now athletes have the ability to work on both the physical and cognitive aspects of their game anywhere, at any time.
Proof of Concept
The benefits of stroboscopic technology were explored by NASA as early as 2006, when it was demonstrated that stroboscopic goggles that simulate a strobelighting effect could prevent the nauseating effects of space sickness and that of more downtoEarth travel. Designed by Millard Reschke at JSC, with George Ford and Jeffrey Somers at Wyle Laboratories in Houston, the goggles were honored at the Inventors' Luncheon 2006 at NASA's Johnson Space Center in Houston, Texas. Reschke came up with the idea for the glasses after observing a particular astronaut who had returned from a long stay on Russia?s former space station, Mir. A 1981 study suggested that strobe lighting might help with motion sickness, but it was not clear why. Reschke?s team noticed that the astronaut?s eyes darted back and forth more than normal. The team suspected these eye jitters known as square wave jerks were helping to freeze the moving visual scene on his retina, protecting him from space sickness. After Reschke observed a Mir astronaut, he wondered whether strobe lighting might also be freezing images on the retina. So his team created glasses with lenses made of LCD shutters that switch from dark to clear very quickly, providing a strobe effect. In a study published in January 2006 through the National Institute of Health , Reschke's team tested a pair of the glasses. The LCD shutters allowed four 10millisecond flashes of light to come through each second. The subjects using the glasses were able to endure simulated motion sickness for the entire 30minute duration of the study those without the goggles lasted only 24 minutes on average.
Stroboscopic Research and Athletes: The dynamic aspects of sports often place heavy demands on visual processing. As such, an important goal for sports training should be to enhance visual abilities. Recent research has suggested that training in a stroboscopic environment, where visual experiences alternate between visible and obscured, may provide a means of improving attentional and visual abilities in athletes. The study explored whether stroboscopic training could impact anticipatory timing the ability to predict where a moving stimulus will be at a specific point in time. Anticipatory timing is a critical skill for both sports and nonsports activities, and thus finding training improvements could have broad impacts. Participants completed a pretraining assessment that used a Bassin Anticipation Timer to measure their abilities to accurately predict the timing of a moving visual stimulus. Immediately after this initial assessment, the participants completed training trials, but in one of two conditions. Those in the Control condition proceeded as before with no change. Those in the Strobe condition completed the training trials while wearing specialized eyewear that had lenses that alternated between transparent and opaque (rate of 100ms visible to 150ms opaque). Post training assessments were administered immediately after training, 10minutes after training, and 10days after training. Compared to the Control group, the Strobe group was significantly more accurate immediately after training, was more likely to respond early than to respond late immediately after training and 10 minutes later, and was more consistent in their timing estimates immediately after training and 10 minutes later.
Use of Stroboscopic Technology in Major League Baseball: In the elite world of Major League Baseball, teams who once shunned prospects who wore glasses are now using goggles to enhance player?s visual training and cognitive reflexes. Teams across baseball are working with companies like Neuroscouting to introduce vision and reactiontime to their evaluation and training processes. Hitters have three tenths of a second on a 90 mph pitch to make a decision, says Dr. Keith Smithson, the Nationals? team optometrist and founding shareholder in Sensory Performance Technology, Inc. If we can buy a tenth in there somewhere, we gain the ability to foul it off if we were gonna miss it or put it in play if we were gonna foul it off.
Smithson uses a threetiered approach to eye care: He tests and corrects visual acuity (the average major leaguer has 20?121?2 vision, and he?ll prescribe lenses for anyone at or above 20?
20); trains the seven muscles around the eye to focus through drills, both high and low tech; and tries to improve visual processing, the communication between the eyes and the brain. It used to be that we had the science but technology hadn?t caught up, says Smithson. Now we?re starting to have the technology too.
That?s one of the benefits of vision training?unlike with a lifting program, where an athlete might see a result only after several weeks of training, the difference can show up after 15 minutes of ocular workouts, so it?s easy to get players to buy in. As often as possible, Smithson tries to incorporate vision training into other exercises so it doesn?t even take up extra time. Players wear strobe glasses that blink cloudy and clear while sprinting or catch Wiffle balls at random while doing squats.
Use of Stroboscopic Technology in Professional Hockey: Published research proves that strobe glasses dramatically improve the performance of professional hockey players. Players who trained with special eyewear that only allowed them to see action intermittently showed significant improvement in practice drills, according to a Duke University study with the NHL's Carolina Hurricanes. Earlier research using the stroboscopic eyewear during training showed improved vision, visual attention, and ability to anticipate the timing of moving items. But the small pilot study with Hurricanes players is the first to directly explore whether those effects can improve sports performance. Players who trained with the strobe eyewear experienced an 18 percent performance improvement in a series of onice skill tests. A control group showed no change.
In a study conducted through Duke University, Stephen R. Mitroff collaborated with Hurricanes athletic trainers and strength and condition coaches Peter Friesen and Doug Bennett to test players during the team's 16day preseason training camp. Eleven players completed the full study wearing eyewear called the Nike SPARQ Vapor Strobe. The athletes were randomly divided into a fiveplayer control group that completed normal training and a six player strobe group that wore the eyewear once daily during normal training. Each group completed a performance assessment before and after training. Forwards were asked to perform a task that involved difficult skating before taking shots on goal, and defensemen were asked to skate in a circle before completing long passes. That 18percent improvement for onice skills for professional players is huge, Mitroff said. This is a dramatic improvement observed in professional athletes.
Stroboscopic Technology Enhances Visual Memory in Athletes:
Sports often rely on the ability to keep fleeting information in memory (e.g., a basketball player making a nolook pass must remember the locations of his teammates and opponents), and any boost in visual memory abilities could manifest in improved performance. Previous research has shown that intermittent, or stroboscopic, visual training (i.e., practicing while only experiencing snapshots of vision) can enhance visualmotor control and visual cognition, yet many questions remain unanswered about the mechanisms that are altered. Another study used a partialreport memory paradigm to assess the possible changes in visual memory following training under stroboscopic conditions, exploring the impact of altering how visual information is accumulated over time by assessing how intermittent vision influences memory retention. In comparison to the control group, both stroboscopic groups (immediate and delayed retest) revealed enhanced retention of information in shortterm memory, leading to better recall at longer stimulustocue delays (6402,560 ms). These results demonstrate that training under stroboscopic conditions has the capacity to enhance some aspects of visual memory, that these faculties generalize beyond the specific tasks that were trained, and that trained improvements can be maintained for at least a day
Conclusion: After under going stroboscopic training, participants revealed an improved ability to retain visual information in short term memory. Furthermore, this improved ability was still present 24 h later. While this is only one specific means by which visual processing can adapt, it indicates that stroboscopic training can lead to general improvements in higher level visual cognition. More broadly, this result advances the scientific study of perceptual processing by providing an example of generalized learning. As well, this result informs athletic training by suggesting that stroboscopic experiences might be able to improve performance through benefits in visual memory.
Improved Visual Cognition through Stroboscopic Training: Humans have a remarkable capacity to learn and adapt, but surprisingly little research has demonstrated generalized learning in which new skills and strategies can be used ?exibly across a range of tasks and contexts. A study published in Frontiers of Psychology examined whether generalized learning could result from visualmotor training under stroboscopic visual conditions.  Individuals were assigned to either an
experimental condition that trained with stroboscopic eyewear or to a control condition that underwent identical training with nonstroboscopic eyewear. The training consisted of multiple sessions of athletic activities during which participants performed simple drills such as throwing and catching. To determine if training led to generalized benefits, computerized measures were used to assess perceptual and cognitive abilities on a variety of tasks before and after training. Computerbased assessments included measures of visual sensitivity (central and peripheral motion coherence thresholds), transient spatial attention (a useful field of view dual task paradigm), and sustained attention (multipleobject tracking).
Results revealed that stroboscopic training led to significantly greater retest improvement in central visual field motion sensitivity and transient attention abilities. No training benefits were observed for peripheral motion sensitivity or peripheral transient attention abilities, nor were benefits seen for sustained attention during multiple object tracking. These findings suggest that stroboscopic training can effectively improve some, but not all aspects of visual perception and attention.
Sensory Training Technology Takes Hold in the NFL: A Duke University study confirms stroboscopic technology offers improved vision for elite professional athletes and NFL players are turning to sensory performance training to improve their vision in an effort to up their game performance. Green Bay Packers wide receiver Greg Jennings has used that technology, boosted by the use of the Nike Vapor Strobe eyewear that features liquidcrystal display lenses that cloud a player?s vision in 100millisecond patterns, forcing athletes to more intensely focus on the main task at hand: spying the quarterback, finding the hole, spotting the open receiver or, in Jennings? case, simply catching the ball. Your eyes are open to a level you are not going to have them open to, Jennings says. You are in tune to everything around you. Jennings says he didn?t need a study to know his focus has increased on the field, especially in difficult lighting situations. You wear those strobes and it gives you that contrast and you see the ball a little better, he says. To get that extra focus in games, practice offers a new wrinkle. Jennings says one of his favorite drills is to get like a bull in a ring and stand in the middle and have people around him yelling ball and firing a football or tennis ball to him. With the strobes pumped high, he must tune in, focusing on the ball. And only the ball.
The Market
According to the latest report by the National Sporting Goods Association, consumer purchases of athletic and sports equipment accounted for over $63 billion in annual sales in 2014. Sensory Performance Technology?s Eclipse Stroboscopic Goggles are superbly unique in that it crosses into all sports categories, placing it right in the center of this multibillion dollar athletic industry.
Market Analysis: Consumer sales of sporting goods in the United States amounted to over $63 BILLION in 2015. Athletic and sports footwear madeup about $21 Billion. Of the brands sold about
25% were purchased in sporting goods stores, making these stores the most popular channel for the distribution of sports equipment in the United States. In the same year, sporting goods store sales amounted to around $44 billion, the highest amount todate and an increase of $10 billion from 2006. During the first two months of 2016, retail sales at U.S. sporting goods stores rose 9 percent over the same period in the previous year. Sporting goods stores? revenue is anticipated to grow at a rate of 2.9 percent in 2016. Based on retail sales, the leading U.S. sporting goods store chain is Dick?s Sporting Goods, which generated sales of over $6.2 billion. As of 2014, there are over 620 Dick?s Sporting Goods stores across the United States and the Pennsylvaniabased company announced gross profit of almost 2 billion U.S. dollars for the year. The biggest sporting goods retailer in terms of revenue, however, is Walmart, with 9.3 billion U.S. dollars in revenue from sporting goods sales in 2013. In 2015, about 15% of all sporting goods are sold online with an estimated 200 million U.S. citizens shopping through mobile Internet and social media networks reported iHumanMedia.com. The sporting goods industry profit margins generally run about 35% per item. Nike and Adidas are also the market leaders amongst sporting goods manufacturers with about
27.8 and 20 billion U.S. dollars in worldwide revenue respectively. Other major sporting goods manufacturers with at least 1.5 billion U.S. dollars in revenue are VF Corp., Puma, Asics, Jarden, New Balance, Quicksilver, Mizuno, Amer Sports and Columbia Sportswear.
Changing Tastes and Seasonality Impact Recoveries: The popularity of various sports has changed in the last decade; running, gym workouts and target shooting have increased in popularity, while golf, inline skating, skateboarding, and crosscountry skiing have decreased according to a recent survey conducted by the National Sporting Goods Association (NSGA) . Participation in tackle football among children has also fallen, as safety concerns have been publicized. Among teenagers, participation has dropped in most activities over the past decade, with the exception of aerobics, archery, walking, equipmentbased exercising, ice hockey and kayaking. Additionally, women?s participation in sports is driving much of the growth in popular sports. As consumers? tastes for sporting activities change, expect a corresponding change in demand for the associated equipment and gear. The performance of national sports teams can also have a significant effect on retail sales in localized geographies. Double digit regional sales increases can be seen following national sporting events such as the Superbowl and The World Series. This coupled with the seasonality of various sports are primary drivers of gross recovery values for sporting goods. Retailers stocking wide assortments of seasonal gear must carefully manage inventory levels to sales volumes to maximize value.
Facts and statistics on Wearable Technology: The wearable tech industry will treble inside the next five years ? with a whopping 245 million devices expected to ship in 2019. That?s according to CCS Insight?s Wearables Forecast, Worldwide, 20152019 , which states that the shipments for 2015 will be around 84 million units. That?s a growth in monetary value of 64 percent; from $15 billion in 2015 to $25 billion in 2019.The global wearables market is expected to reach a value of 19 billion U.S. dollars in 2018, more than ten times its value five
years prior.   With all signs pointing to wearable technology
as the next big thing, businesses need to have a game plan in place to act on the competitive opportunity, while taking note of the challenges, which include consumers? apprehensions about security and privacy. Still, 2014 was hailed by many tech publications and experts as the Year of the Wearable, thus reflecting an explosion of new wearable products, giant electronic companies competing neck to neck with young, crowdfunded startups and a very quick market growth compared to previous years. Businesses, military forces and medical professionals have been using wearable technology for decades, but the private consumer market has only recently started to feature items such as smart glasses, smart watches, hearables, fitness and health trackers or even smart jewelry and smart fashion. Twenty percent of American adults already own a wearable device and the adoption rate ? on par with tablets in 2012 ? is quickly expected to rise, according to PwC?s Consumer Intelligence Series ? The Wearable Future report ? an extensive U.S. research project that surveyed 1,000 consumers, wearable technology influencers and business executives, as well as monitored social media chatter, to explore the technology?s impact on society and business. 53 percent of millennials and 54 percent of early adopters say they are excited about the future of wearable tech. Among the top three potential benefits were
(1) improved safety: Ninety percent of consumers expressed that the ability for parents to keep children safe via wearable technology is important. (2) Healthier living: More than 80 percent of consumers listed eating healthier, exercising smarter and accessing more convenient medical care as important benefits of wearable technology. (3) Simplicity & ease of use:
Eightythree of respondents cited simplification and improved ease of technology as a key benefit of wearable technology.
Cost Analyses. Subject to further determination based on strategic partnership analysis, we are anticipating colaunching two models of the Eclipse Goggles for the consumer retail sporting goods market, a basic model for the entrylevel athlete priced at $350 MSRP and a higherend model with more robust features for the serious athlete priced at $450 MSRP. Our market research with target endusers has demonstrated that our forecasted retail price is acceptable and reasonable in comparison to popular performance enhancing sporting goods products in demand by juvenile and adult consumers active in both recreational and aspiring professional sports across all disciplines, including baseball bats at $399 , basketball shot trainers at $349.99 , and football accuracy training devices at $499.99
Market testing. Since 2014, we have been betatesting prototypes of Eclipse Googles with elite professional athletes through their training partners, including Accelerate Basketball, with whom we?ve executed a strategic partnership. Accelerate Basketball is quickly becoming one of the most detail oriented, skill development facilities in the country. With over 40 clients from different teams within the NBA, including Steph Curry of the Golden State Warriors, Founder Brandon Payne is being recognized as a trainer who takes good players to elite levels. Implementing different tactics and detailed skill development protocols. The term neuromuscular efficiency, which he uses often, entails taking players outside of their comfort zone and overloading their system in order to improve play during extreme pressure situations. Brandon and his staff have partnered with Sensory Performance Technology to not only expedite the development of the most elite players but to make such an effective form of training the norm throughout the entire basketball world. The Eclipse Goggles have been extraordinarily wellreceived with unsolicited testimonials citing their effectiveness in enhancing athletic performance by some of the worlds? most celebrated professional athletes, featured in some of the most reputable print and television media outlets in the world.
Market traction: Perhaps the greatest testimonial to the effectiveness of stroboscopic goggles comes from National Basketball Association?s Most Valuable Player of 2016 Stephen Curry, who has been training with the goggles through our strategic partners Accelerate Basketball. Interviewed in GQ Magazine in November of 2015 , Mr. Curry was quoted as crediting his trainers at Accelerate Basketball for squeezing the extra juice out of his natural skill set, through tailormade techniques to shock your body, sensory things?like, goggles that flash in your face and obstruct your vision while you try to make accurate passes. A video by CSN Bay Area of Mr. Curry using the Eclipse Goggles was reported on by Business Insider
November 2015 and was distributed on news sites across the web, potentially seen by millions. In the accompanying article, reporter Scott Davis credits Stephen Curry's ridiculous ballhandling, and his well known?insane shooting ability, to his custom workouts with the Eclipse Goggles viewed in the video, where Curry is wearing what appear to be visionreducing goggles (though that is simply a guess) while dribbling a basketball and tossing a tennis ball back and forth with a trainer. The video by CSN Bay Area of Mr. Curry working out with the Eclipse Goggles was reported on by Next Impulse Sports , and on Bleacher Report , (with 287,000 reads) where the Warriors phenom showed off his ridiculous skill during practice, catching a small ball with one hand while dribbling a basketball in the other and wearing goggles that increase difficulty. The video also made its way to the popular Huffington Post , where Sports Editor Justin Block credited Mr. Curry?s MVPlevel plays to practice with an entire arsenal of impossibletodo dribbling drills? adding a tennis ball and some weird glasses (Eclipse Goggles) to the mix. Research shows that women?s participation in sports is driving much of the growth in the sporting goods consumer marketplace and the use in training of the Eclipse Goggles by notable professional woman athlete and former Olympian Cassidie Cierra Burdick, basketball player for Atlanta Dream of the Women's National Basketball Association (WNBA), can be seen on Accelerate Basketball?s Instagram page.
Unsolicited testimonials for the effectiveness of the Eclipse Goggles transcends Major League Basketball, extending into the National Football League (NFL). On November 11, 2015, Timothy Wright, a tight end for the Detroit Lions, who has also played for the New England Patriots, where he won a Superbowl ring for his contribution to the New England Patriots victory in Super Bowl XLIX, February 2015 over the Seattle Seahawks, tweeted an unpaid endorsement while wearing the Eclipse Googles, crediting Sensory Performance Technology and company President Oliver Marmol for creating the future of sports with the following:
Wearing the Eclipse Strobe Glasses. Big Respect to OliMarmol and @SensorySports for designing the Future.
Technological Advantage: The Eclipse Goggles were featured in a story in ESPN The Magazine's Ideas of the Year Issue a look at the people, moves and moments that changed sports in 2015.
When asked in an interview by reporter Sam Alipour what enabled you to elevate your game to another level? Mr. Curry cited strobe goggles as a significant factor in his success with the following quote: The drills I do are pretty much what I've been working on these past three or four years: like this drill where I wear goggles with flashing lights that obstruct my vision (while dribbling and passing). Weird, random stuff. Those kinds of sensory distractions are variables that take my mind off the ball and sharpen the brain, helping me neurologically. All of that stuff helps me slow the game down. The National Monitor did a more indepth story on the advantages of technology, including strobe goggles, giving advantages to teams like the Golden State Warriors, for whom Mr. Curry plays. According to the report, the Golden State Warriors, who last season won the NBA Championship following a recordmaking season, are among the league?s leaders in adopting wearable technologies, citing a story from the San Jose Mercury News. The team makes wide use of a variety of devices to track the health of their players, based on their experience that such tracking enables them to stay healthy and avoid injuries. Mr. Curry practices his ballhandling skills while wearing strobe glasses (Eclipse Goggles) that cut his peripheral vision, helping him improve his reaction time and visual awareness. Indeed, Eclipse Goggles appear to be the wearabletechnology training device of choice for Mr. Curry, as reported in a story by Digital Trends in November 2015 . For the Golden State Warriors, the adaptation of wearable technology may help to reduce the downtime of players while making their time more effective on and off the court. Some players bring their own devices to practice. Star point guard Stephen Curry was spotted at practice wearing a pair of strobe glasses (Eclipse Goggles) designed to enhance reaction time and visual awareness.
Target markets: Through strategic partnerships, we will be codistributing our patented stroboscopic technology to consumers across the world, selling initially into the North American retailing sporting goods market, which is highly competitive, targeting national sporting goods chains, both brickandmortar and online retail portals. We have conducted various market analyses with regard to our wearable training techonology sales forecasts, including cost analyses, consumer profile, and cost comparisons to existing wearable technology devices in the market, market testing with highprofile celebrity athletes and their trainers, and target consumer markets.
Consumer Profile: Our target consumer is the recreational and aspiring professional athlete across all sports disciplines, with a focus on the domestic U.S. Market. According to Youth Sports Statistics, there are 36,000,000 children aged 518 who play organized sports each year; 66% of boys in that age group play organized sports in or out of school, and 52% of girls. Eightyfive percent of those 36 million children participating in organized sports are being coached by their fathers. An additional 15 million adults played organized sports in the U.S. in 2014, with 5.2 million golfers, 3.6 million playing basketball, 1.3 million tennis players, 1.1 million soccer players, 226,000 football players, and 12,000 softball players. Sales and Service Model
Sales Model. The initial sales model of our patented strobe training technology is based on the distribution of the product through national brickandmortar sporting goods and general merchandise retailers, as well as online retailing portals like Amazon, and our website through our training academy. Early market testing has demonstrated acceptance and demand across broad consumer demographics including age, gender, and sport. Preliminary work with National Hockey League (NHL) and the World Soccer Association (FIFA) demonstrates a strong global market opportunity for our wearable technology, of exponentially greater value than the American consumer retail marketplace alone.
Market forecasts for our patented wearable training technology are conservative and are based on a percentage of penetration of major national retailers in the United States. Subject to change, selling two SKUS priced at $400 and $500 MSRP, the revenue model is built on the expectation of delivering a case of 12 of each SKU to major national sporting goods retailers every month, for a total of 288 units being shipped to each store per year, for anticipated wholesale revenues of $64,800 per year per door, capturing just over 300,000 users in a 24 month period after introduction, or .006% of the total market of 52 million recreational adult and child athletes in the U.S. The number of potential athletes and sports participants across all disciplines nationally and internationally, as well as military, law enforcement, medical, corporate executives and academia markets, exponentially scales our conservative forecasts. Our forecasted exit of $3.3 billion in year 5 using an EBITDA multiple of 5, with a plan to sell the product technology and brand to a major sporting goods brands like Under Armour, does not take into account the development of revenue generated from video content developed for our Online Training Academy with our Strategic Partners, Accelerate Basketball, or the development of additional products and revenues for the military, medical, law enforcement and industrial markets leveraging our other wearable tech patents.
TOTAL POTENTIAL MARKET OF MAJOR RETAILERS
ONLY



Annual Units
Store
Wholesale Sales
RetailersMid Tier
# of
Stores
288
 $
450.00
Macys
850

244,800
 $
110,160,000
Dicks Sporting
Goods
695

200,160
 $
90,072,000
Best Buy
1445

416,160
 $
187,272,000
Kohls
1162

334,656
 $
150,595,200
JC Penney
1,063

306,144
 $
137,764,800
Dillards
297

85,536
 $
38,491,200
Staples
1364

392,832
 $
176,774,400
Game Stop
4198

1,209,024
 $
544,060,800
Foot Locker
2369

682,272
 $
307,022,400
Belk
297

85,536
 $
38,491,200
Champs
547

157,536
 $
70,891,200
The Sports
Authority
470

135,360
 $
60,912,000
Academy Sports
190

54,720
 $
24,624,000
Gander Mountain
154

44,352
 $
19,958,400
REI
138

39,744
 $
17,884,800
Walmart
4177

1,202,976
 $
541,339,200
Target
1790

515,520
 $
231,984,000
Totals
21,206
6,107,328
 $
2,748,297,600

Distribution: We are currently vetting manufacturing, sales, and marketing strategic partners who already have placement of successful products in our target retailers. It is our plan to contract with an experienced third party to oversee all operations, sales and distribution of our wearable training technology to the retail consumer marketplace, in order for the Company to focus on developing additional wearable tech solutions based on our patented stroboscopic technology for both military, medical, law enforcement and academia markets. With a goal to achieve speedtomarket advantage in this sector, we have entered into a preliminary Operating Agreement as a first step towards securing this working relationship. We will be supporting our strategic partners with a robust commitment to national advertising, instore point of purchase display marketing, and supporting training video content on our online Academy, featuring instructional videos from notable sports training authorities and potentially celebrity athlete endorsements.
Wholesale Revenue SKU Breakdown
Year
Total
Potential
Retailers
Store
Penetration
Number of
Doors
Total Units
Shipped
Gross Sales
Revenues
2016
15,101
5%
755
217,454
$48,927,240
2017

20%
3,020
869,818
$195,708,960
2018

50%
7,551
2,174,544
$489,272,400
2019

70%
10,571
3,044,362
$684,981,360
2020**

80%
12,081
3,479,270
$782,835,840
*Forecasts do not account for expansion of SKU's from limited introduction, nor do they account for additional revenue derived from our online training academy. Potential retailers represent major market sporting goods retailers only and revenues do not account for directtoconsumer sales from our website.

**2020 represents modest penetration of international retailers (Australia, UK, Brazil, etc)

Production Plan
All product development, prototyping, manufacturing and quality control will be managed through a strategic partnership with an experienced highprofile technology development company based in Silicon Valley, with manufacturing facilities based in Taiwan. Manufacturing Facility. We do not own any manufacturing facilities nor do we plan on purchasing any equipment or leasing any manufacturing facilities. We do not foresee any outlies in capital expenditures in the next five years for this purpose. We will be subcontracting or licensing the manufacturing, quality control and distribution of our consumer wearable tech product to strategic partners with valuable relationships with offshore manufacturers of highend consumer electronics, designed to our exacting specifications.
Sourcing. Sourcing of the components of our wearable training technology will be managed by subcontracted, design partners based in Silicon Valley, with rigorous oversight for quality control and reliability by company Founder and Chief Technical Officer/CEO Ben White.
Production Plan. Management is committed to making Eclipse
Goggles available to the public as soon as six months after the successful raising of capital through this offering. We have been seriously engaged for the last twelve months with the development of consumerready prototypes, while vetting subcontracted manufacturing partners specializing in highend wearable technology, visiting their facilities both domestically in California and offshore in Taiwan, and securing detailed production quotes based on the articulation of our exact design specifications, while simultaneously putting in place rigorous quality control standards. We are currently in discussion with potential strategic partners who are currently manufacturing and distributing a popular consumer sporting goods product through targeted retail chains like Dick?s Sporting Goods, to oversee our proposed manufacturing in Taiwan, including quality control, while also handling sales and distribution including customs, duty and brokerage through management of the supply chain.
Intellectual Property
Patents. Sensory Performance Technology?s Founder/CEO/CTO Ben
White has applied for and been granted the following patents for Eclipse Goggles through the United States Patent and Trademark Office
*	Dual?Sensory Eyewear Device: Utility Patent Application
Number 14/974,317, Dated 18?DEC?2015
*	Integrated Stroboscopic Eyewear For Sensory Training:
Provisional Patent Application Number 62221600, Dated
21SEP2015
Further, management believes they have secured competitive advantage over and above their patents in the following important ways:
*	We have demonstrated that we are several years ahead of the
developing competition in terms of our technology, market acceptance, fullfeatured design and manufacturing and distribution schedule.
*	Further, we have established a network of elite celebrity
athlete relationships across all sports disciplines through strategic partnerships with their athletic trainers that is rarely seen among other startups.
*	We believe we have already created significant brand
awareness and priceless equity through the unsolicited
testimonials of the effectiveness of the Eclipse Goggles by
noted celebrity athletes published widely in notable and prestigious media outlets including ESPN, GQ, Business
Insider, Time Magazine, the Huffington Post, to name a few. Trademark and Trade Name. We have registered the following with the United States Patent and Trademark Office:
*	SENSORY TECHNOLOGY (the logo and the name SENSORY
TECHNOLOGY in stylized text) ? Registered May 17, 2016, registration number 4,958,834.
*	The New PED Performance Enhancement Device (name only) ?
Registered September 16, 2014, registration number
4,605,111
?
Competition
In 2009, Nike introduced the Sensory branch of Sparq Training to the market. Nike Sparq Sensory Training consisted primarily of two products; the first being a large stationary testing station which retailed at $80k and the second being a pair of Vapor
Strobe Glasses that retailed at $300. The market quickly saw the value in training with strobe glasses as they were introduced to the scientific research. The effectiveness of this style of training became very apparent however there was a lack of enthusiasm and a limited market for an $80k testing system. Nike unveiled their strobes through a soft launch exposing some of their endorsed athletes to their product. This specific model of strobe glasses were unable to withstand the rigors of sport and had some technical shortcomings, namely they were extremely fragile and would often shortcircuit when athletes would perspire. Nike's strobe glasses were aesthetically marketable but lacked durability. This has resulted in the dismantling of the Sensory Department within Nike. Since then, several members of the former Nike team have come together to create a new team separate from Nike. This new partnership is know as Senaptec. Our attorneys served Senaptec with a Cease & Desist order in the first quarter of 2016 after we were notified they were using images of NBA MVP Steph Curry training with our glasses. Senaptec?s attorneys admitted wrongdoing and immediately removed images of our goggles on their website and collateral.
Our competitive advantage: Our company shareholders include key personnel like Dr. Keith Smithson, top sports optometrist in the country if not the world, who works oneonone with premiere athletes in all disciplnes across the U.S. In addition the company President and founding partner Oliver Marmol, is a former MLB baseball player and is currently the youngest Manager in history to manage a minor league baseball team for the St.
Louis Cardinals. Mr. Marmol has been introducing the Eclipse Goggles to professional athletes and training them in the benefits of stroboscopic technology for the last year with remarkable and demonstrable success. Understanding that adoption of our technology by celebrity athletes earns our pricless market traction and invaluable publicity, we have entered into a strategic partnership with Accelerate Basketball, the leading training facility in the U.S. for aspiring as well as accomplished professional athletes. As a result of our team, we work directly with athletes.
We expect competition in our industry to intensify in the future in light of increased demand for wearable technology, continuing globalization and consolidation in the worldwide sporting goods industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, and perceived safety. Increased competition may lead to lower unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new stroboscopic goggles that compete with or surpass the quality, price or performance of our technology, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.
Research and Development
The cost of research and development is estimated to be $1,600,000 accrued over the last seven years, prior to the forming of Sensory Performance Technology, Inc., and has been significantly borne by Ben White, company Founder and CEO. Mr. White has assigned the intellectual property rights to the Company for the use of his patented technology in the development of our wearable training solutions.
Employees
As of June 15, 2016, we have no fulltime and no parttime employees. All of the work currently being conducted on behalf of Sensory Performance Technology, Inc is being done by its founding shareholder partners in the form of sweat equity. All other work related to the formulation of our corporation, including financial forecasting, marketing development and legal responsibilities has been provided by current shareholders in the company in the capacity of independent contractors.
Legal Proceedings
There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

PROPERTIES
Our principal office is located at 26 East 12th Street, Linden,
NJ 07036, which is the personal residence of company Founder and CEO Ben White. It is our plan to secure company offices with the funds gained from this Offering.

MANAGEMENT?S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
Since our incorporation in January 2016, we have been engaged primarily in developing the design of the consumer model of the Eclipse Goggles and developing strategic partnerships to bring them to market. We have also focused on introducing them to celebrity athletes through their trainers to validate our concept and advance brand equity, achieving major successes in a relatively short period of time. We are considered to be a startup company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the initial design of the Eclipse Goggles in 2014, producing a limited number of expensive prototypes, which we have been distributing to celebrity professional athletes in basketball, baseball, football and soccer through their trainers for use on a temporary basis. We have aggressively been vetting sourcing, manufacturing and marketing partners with demonstrated experience in the consumer sporting goods marketplace and are in the preliminary agreement phase at this time.
Operating Results
We have not yet generated any revenues and do not anticipate doing so until fourth quarter 2016 at the earliest.
Operating expenses for the six months ended July 30, 2016 have been borne entirely outofpocket by the current shareholders in exchange for shareholder interest in the company.
Liquidity and Capital Resources
As of July 20, 2016 we had cash on hand of $10,000 with no current working capital deficit. There are no outstanding notes, loans, warrants, or liens or liabilities of any kind on any assets of the company.
Plan of Operations
Much of the prototyping of our consumer model of Eclipse
Goggles has been completed, and we are finalizing our production and quality control strategic partnerships with manufactures based in Taiwan and Silicon Valley, CA., which supports our milestone of retail availability of our product 4th quarter 2016. To date, approximately $1.6 million has been invested in research and development and the production of prototypes by company Founder Ben White. We are now seeking $10 million in funding from this Regulation A offering to fund the production, marketing and distribution costs of our consumer model and the online training academy platform to support their successful introduction into the marketplace. We do not anticipate raising additional funds in the next 12 months.



?
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
Our directors, executive officers and significant employees, and their ages as of July 15, 2016 are as follows:
Name
Position
Ag
e
Term of
Office
Executive
Officers: Ben
White

Chairman and Chief
Executive Officer

53

January
2016
Oliver Marmol
Chief Operating Officer
29
January
2016
Kim Lavine
Chief Financial Officer

January
2016
All of our executive officers and significant employees work fulltime for us. There are no family relationships between any director, executive officer or significant employee. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.
Executive Officers
Ben White ? CEO, CTO: Mr. White is the Founder and Chief Executive Officer of Sensory Performance Technology Inc. He holds a Bachelor's Degree in Metaphysical Science and leads the companies Research and Development team which includes industry experts and University partners. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90?s and by 2002; he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. In 2004, The Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist and in that same year he was selected as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise. Oliver Marmol ? President: Mr. Marmol was originally drafted by the St. Louis Cardinals from the College of Charleston. He was a 6th Round pick for the Cardinals in the 2007 MLB draft as a shortstop. In 2010 he was brought on staff to finish the season as a hitting coach. In 2012 he was named the youngest manger in all of Professional Baseball. A short year later Marmol lead his team, the State College Spikes, to a Division Championship. Later that year Marmol was named the 2013 winner of the George Kissell Award. This prestigious award has been presented annually since 1995 to a member of the St. Louis Cardinals Minor League staff who exhibits excellence in player development.
Kim Lavine Vice President Marketing: Identified as America?s expert on inspirational business advice, criticallyacclaimed bestselling author Kim Lavine has transformed the lives of millions through her appearances on the Today Show, Rachel Ray, Good Morning America, NBC & ABC news, CNN, CNBC, FOX, NPR, Oprah & Friends Radio Network, and features in USA Today, Country Living, Guideposts, Inc, Business Week, Entrepreneur, Women's World, and Forbes, to name a few. Her startup bible MOMMY MILLIONAIRE was called by Publisher?s Weekly in a Starred Review, A topnotch, howto guide on launching a business.?a rare gem. Based on Lavine?s personal journey, the nonfiction bestseller chronicles her story of taking her simple consumer product into almost every major retail chain in America within two years, while recruiting worldclass talent to work for her company.
Significant Shareholders
Keith Smithson ? Director of Sports Vision ? Optometry: Mr. Smithson is a graduate of the University of Delaware and Pennsylvania College of Optometry. He is one of the most sought after sports vision specialist for his work with athletes in the NHL, NBA, MLB, WNBA and MLS. He serves as the Optometrist for over 10 Pro teams including the Washington Wizards, Washington Nationals and DC United. Smithson has also served as a sports vision consultant for the Baltimore Ravens, Washington Freedom, Washington Mystics and Nike. He has been written about in several large publications including ESPN and Sports Illustrated. Dr. Smithson is a member of the Sports Vision section of the American Optometric Association and the Virginia Optometric Association.
Christopher M. Chambers ? Director of Sports Shooting Markets:
Mr. Chambers is a graduate of the U.S. Military Academy at West Point (BS, Engineering) and the Wharton School of Business (MBA, Finance & Multinational Management). Mr. Chambers was a key leader in Laser Shot, Inc. (A Simulation Technology Company), where he served in various positions including President, Chief Development Officer (CDO), and Vice President for Corporate Strategy and Business Development. The company experienced a tripling of annual revenue (to $27 M), with additional contract backlog of $21M profit, and numerous new product offerings during his leadership tenure. Throughout his half decade at Laser Shot, Mr. Chambers chose to retain direct responsibility for all Business Development activity, booking many high impact contracts and subcontracts worth dozens of millions of dollars including two DOD ProgramsofRecord worth over $54 Million.
?
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth information about the annual compensation of each of our three highest paid persons who were executive officers or directors during our last completed fiscal year.


Capacities in
which compensation
   Cash
compensat
ion
   Other
compensat
ion
   Total
compensat
ion
Name
was received
($)
($)
($)
Ben White
Chief Executive
Officer
0
0
0
Oliver
Marmol
Chief Operating
Officer
0
0
0
Kim Lavine
Chief Financial
Officer
0
0
0
Compensation of Directors
We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no longterm incentive plans.
Future Compensation
Compensation to be paid to the three individuals listed in the table above for the next fiscal year subsequent to our capital raise is as follows: Ben White $250,000 annual salary, Oliver Marmol $180,000 annual salary, Kim Lavine $180,000 annual salary.
?
? SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS Set forth below is information regarding the beneficial ownership of our preferred and common stock, as of July 20, 2016 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Common Stock
Name & Address
of benefical
owner (1)
Amount of
nature of
beneficial
ownership (2)
Amount and
nature of
beneficial
acquireable
Percent of
class (3)
Ben White
1,000,000
0
20%
Oliver Marmol
125,000
0
..025%
Kim Lavine
50,000
0
..01%








(1)	The address of those listed is C/O Sensory Performance
Technology, Inc. 26 East 12th Street, Linden, NJ 07036
(2)	Unless otherwise indicated, all shares are owned
directly by the beneficial owner.
(3)	Based on 5 million shares outstanding prior to this
offering.

Preferred Stock
Name & Address
of benefical
owner (1)
Amount of
nature of
beneficial
ownership (2)
Amount and
nature of
beneficial
acquireable
Percent of
class (3)
Ben White
250
0
25%
Oliver Marmol
125
0
12.50%
Kim Lavine
50
0
5%

(1)	The address of those listed is C/O Sensory Performance
Technology, Inc. 26 East 12th Street, Linden, NJ 07036
(2)	Unless otherwise indicated, all shares are owned
directly by the beneficial owner.
(3)	Based on 1,000 shares outstanding prior to this
offering.

?
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
Ben White
The intellectual property of our wearable training technology was developed by Founder and CEO Ben White. Ben White assigned all rights to the intellectual property to the Company, valued at $20,000,000, in exchange for $1,000,000 cash and 250 shares of preferred stock and 1,000,000 shares of common stock in the
Company in July 2016 and for his services in forming and
organizing Sensory Performance Technology, Inc.
Future Transactions
All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will
maintain at least two independent directors on our board of
directors to review all material transactions with affiliates.?
SECURITIES BEING OFFERED
Our authorized capital stock consists of 5,000,000 shares of common stock, no par value, and 1,000 shares of preferred stock, no par value. As of July 15, 2016, we had 3,825,000 shares of common stock and 575 shares of preferred stock outstanding.
The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.
Common Stock
Voting Rights. The holders of the preferred stock are entitled to one vote for each share held of record on all matters
submitted to a vote of the shareholders. Delaware law provides for cumulative voting for the election of directors. As a
result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees. This may make it easier for minority shareholders to elect a director.
Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon
results of our operations and our financial condition and any other factors that our board of directors considers relevant.
Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.
Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of
liabilities and the liquidation preference of any then
outstanding preferred stock.
Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights.
There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.
Preferred Stock
Our board of directors is authorized by our articles of
incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications,
limitations or restrictions thereof without any further vote or action by our shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.  Any future issuance of
preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other
rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain
circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best
interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other
transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such
shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.
Certain Antitakeover Effects
General. Certain provisions of our articles of incorporation, our bylaws, and Delaware law may have an antitakeover effect and may delay or prevent a tender offer or other acquisition
transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of our
articles, bylaws and Arizona law set forth below does not
purport to be complete and is qualified in its entirety by
reference to our articles, bylaws and Arizona law.
Special Meetings of Shareholders. Our bylaws provide that,
except as required by law, special meetings of shareholders may be called by a majority of our Board of Directors, the Chairman of the Board, the President, or shareholders who hold in the aggregate at least 25% of the voting power of the outstanding capital stock of the Company (Requesting Shareholders).
Requesting Shareholders must meet certain qualifications and must submit a written request to our Corporate Secretary,
containing the information required by our bylaws. A request for a special meeting made by Requesting Shareholders may be
rejected if (1) a meeting of shareholders that included an
identical or substantially similar item of business, as
determined in good faith by our Board of Directors, was held not more than 90 days before our Corporate Secretary received the request; (2) our Board of Directors has called or calls for a meeting of shareholders to be held within 90 days after our
Corporate Secretary receives the request and our Board of
Directors determines in good faith that the business to be
conducted at such meeting includes similar business to that
stated in the request; or (3) the request relates to an item of business that is not a proper subject for shareholder action under, or involves a violation of, applicable law.
Shareholder Proposals and Director Nominations. A shareholder can submit shareholder proposals and nominate candidates for election to our Board of Directors in connection with our annual meeting if he or she follows the advance notice and other
relevant provisions set forth in our bylaws. With respect to director nominations at an annual meeting, shareholders must submit written notice to our Corporate Secretary at least 180 days prior to the date of the meeting. With respect to
shareholder proposals to bring other business before the annual meeting, shareholders must submit a written notice to our
Corporate Secretary not fewer than 90 nor more than 120 days prior to the first anniversary of the date of our previous
year?s annual meeting of shareholders. However, if we have
changed the date of the annual meeting by more than 30 days from the anniversary date of the previous year?s annual meeting, the written notice must be submitted no earlier than 120 days before the annual meeting and not later than 90 days before the annual meeting or ten days after the day we make public the date of the annual meeting.
A shareholder must also comply with all applicable laws in
proposing business to be conducted and in nominating directors.
The notice provisions of the bylaws do not affect rights of
shareholders to request inclusion of proposals in our proxy
statement pursuant to Rule 14a8 of the Exchange Act.
Amendment to Articles of Incorporation and Bylaws. Both the
Board of Directors and the shareholders must approve amendments to an Arizona corporation?s articles of incorporation, except that the Board of Directors may adopt specified ministerial
amendments without shareholder approval. Unless the articles of incorporation, Arizona law or the Board of Directors would
require a greater vote or unless the articles of incorporation or Arizona law would require a different quorum, the vote
required by each voting group allowed or required to vote on the amendment would be:
*	a majority of the votes entitled to be cast by the voting
group, if the amendment would create dissenters? rights for
that voting group; and
*	in any other case, if a quorum is present in person or by
proxy consisting of a majority of the votes entitled to be
cast on the matter by the voting group, the votes cast by
the voting group in favor of the amendment must exceed the
votes cast against the amendment by the voting group.
 The Board of Directors may amend or repeal the corporation?s bylaws unless either: (1) the articles or applicable law
reserves this power exclusively to shareholders in whole or in part or (2) the shareholders in amending or repealing a
particular bylaws provide expressly that the Board may not amend or repeal that bylaw. An Delaware corporation?s shareholders may amend or repeal the corporation?s bylaws even though they may also be amended or repealed by the Board of Directors. Our
bylaws may not be amended or repealed without the vote of a
majority of the Board of Directors then in office or the
affirmative vote of a majority of votes cast on the matter at a meeting of shareholders.
Transfer Agent and Registrar
VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York
11598 is the transfer agent and registrant for our common stock.
?
PLAN OF DISTRIBUTION
We are offering a minimum of 625,000 shares of common stock and a maximum of 1,250,000 shares of common stock on a best efforts basis. If $10,000,000 in subscriptions for the shares (the
Minimum Offering) is not deposited in escrow on or before
December 31, 2016 (the Minimum Offering Period), all
subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their
funds during the Minimum Offering Period.  If this minimum
offering amount has been deposited by December 31, 2016, the offering may continue until the earlier of March 31, 2016 (which date may be extended at our option) or the date when all shares have been sold. We reserve the right to accept subscriptions for up to an additional 312,500 shares, for an additional $5,000,000 in gross proceeds (the OverSubscription Option).
We are not selling the shares through commissioned sales agents or underwriters.  We will use our existing website,
www.sensorypt.com, to provide notification of the offering.
Persons who desire information will be directed to
https://www.startengine.com/startup/eclipsegoggles, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.  We will pay StartEngine Crowdfunding, Inc. $50 per investor in cash and warrants to purchase shares of our common stock at $16 per share equal to the cash compensation. The
warrants are exercisable for a period of three years from the final closing date of this offering.
This Offering Circular will be furnished to prospective
investors via download 24 hours per day, 7 days per week on the
startengine.com website.
The startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All
prospective investors who submitted nonbinding indications of interest (Interest Holders) will be given the first opportunity to purchase shares, which will be the seven businessday period commencing upon the qualification of this offering by the
Securities and Exchange Commission (SEC) (the Initial Offering
Period). All Interest Holders have received and will continue to receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the
offering and what to expect on the startengine.com website. Upon qualification by the SEC, the email strategy will be supported with a press release to general and financial media, plus social media post on Sensory Performance Tech sites. During the Initial
Offering Period, Interest Holders will be able to log into the
startengine.com website using their credentials (username and password) established during the reservation process, and a
button will appear that simply states Invest in Sensory
Performance Technology. Accordingly, persons who are not
Interest Holders will not be able to log into the website. They will be permitted to leave their email addresses on a waiting list and will be notified if an opportunity to invest arises.
Once the Invest button is clicked, Interest Holders will again be given a comprehensive overview of the process and procedures, which will require an esignature. Interest Holders will then begin a user friendly process of establishing their personal and financial identity, selecting the number of shares to be
purchased and how payment will be made, and executing
subscription agreements. Once complete all purchasers will be emailed a confirmation.
If by the end of the sevenbusinessday period, we receive
subscriptions for more shares than the 1,250,000 being offered, we will reduce proportionately all subscriptions received in excess of the $640 minimum purchase. If 1,250,000 shares have not been sold during the initial sevenbusinessday period, the shares will be offered to the general public. Those on the
waiting list will be notified and we will also engage in a
comprehensive communications strategy to inform potential
investors of the offering opportunity.
If we receive subscriptions for more than 1,250,000 shares, we will consider the following factors (in no particular order or priority) in determining whether and the extent to which we will utilize the Over Subscription Option: the amount of
oversubscription, our immediate cash needs, and the availability of other sources of financing.
If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act
Rule 10b9.
In order to subscribe to purchase the shares, a prospective
investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of
1933, which states that in offerings such as this one, where the securities will not be listed on a registered national
securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot
exceed 10% of the greater of the investor?s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor?s most recently
completed fiscal year are used instead.
The investment limitation does not apply to accredited
investors, as that term is defined in Regulation D Rule 501
under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:
*	a natural person whose individual net worth, or joint net
worth with the undersigned?s spouse, excluding the net
value of his or her primary residence, at the time of this
purchase exceeds $1,000,000 and having no reason to believe
that net worth will not remain in excess of $1,000,000 for
the foreseeable future, with net value for such purposes
being the fair value of the residence less any mortgage
indebtedness or other obligation secured by the residence,
but subtracting such indebtedness or obligation only if it
is a liability already considered in calculating net worth;
or
*	a natural person who has individual annual income in excess
of $200,000 in each of the two most recent years or joint
annual income with that person?s spouse in excess of
$300,000 in each of those years and who reasonably expects
an income in excess of those levels in the current year.
An entity other than a natural person is an accredited investor if it falls within any one of the following categories:
*	an employee benefit plan within the meaning of Title I of
the Employee Retirement Income Security Act of 1974, as
amended, (i) if the decision to invest is made by a plan
fiduciary which is either a bank, savings and loan
association, insurance company, or registered investment
adviser; (ii) if such employee benefit plan has total
assets in excess of $5,000,000; or (iii) if it is a
selfdirected plan whose investment decisions are made
solely by accredited investors;
*	a taxexempt organization described in Section 501(c)(3) of
the Internal Revenue Code, a corporation, a Massachusetts
or similar business trust or a partnership, which was not
formed for the specific purpose of acquiring the securities
offered and which has total assets in excess of $5,000,000;
*	a trust, with total assets in excess of $5,000,000, which
was not formed for the specific purpose of acquiring the
securities offered, whose decision to purchase such
securities is directed by a sophisticated person as
described in Rule 506(b)(2)(ii) under Regulation D; or
*	certain financial institutions such as banks and savings
and loan associations, registered brokerdealers, insurance
companies, and registered investment companies.
We have engaged FundAmerica Securities, LLC, a brokerdealer
registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA),
to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:
*	review the subscription agreements to determine whether all
of the necessary information has been obtained from the
investors, to determine compliance with the investment
limitation requirement, and to perform antimoney laundering
checks;
*	contact us and/or our agents, if needed, to gather
additional information or clarification from investors;
*	advise us as to permitted investment limits for investors
pursuant to Regulation A, Tier 2;
*	provide us with prompt notice about inconsistent, incorrect
or otherwise flagged subscriptions (e.g., for underage
investors or antimoney laundering reasons);
*	serve as registered agent where required for state blue sky
requirements, but in no circumstance will FundAmerica
solicit a securities transaction, recommend our securities,
or provide investment advice to any prospective investor;
and
*	transmit the subscription information data to VStock
Transfer, LLC, our transfer agent.
As compensation for the services listed above, we have agreed to pay FundAmerica Securities $2.00 per domestic investor for the antimoney laundering check, bad actor checks for us and our
related parties (up to 10 checks at $30 per check), and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered hereby. If we elect to terminate the offering prior to its completion, we have agreed to reimburse FundAmerica
Securities for its outofpocket expenses incurred in connection with the services provided under this engagement (including
costs of counsel and related expenses) up to an aggregate cap of
$10,000. In addition, we will pay FundAmerica Securities $225 for escrow account set up and a monthly administration fee of
$25 per month for so long as the offering is being conducted, but in no event longer than six months, up to $15.00 per
investor (depending on whether subscription is by ACH or wire)
for processing incoming funds, and $15.00 per wire for outbound funds to us upon the closing of this offering. We will also pay
FundAmerica Securities a technology service fee for the
technology services provided by its affiliate, FundAmerica
Technologies, LLC, of $2.00 for each subscription agreement
executed via electronic signature. We will cap itemized fees to
FundAmerica at $399,690 for the minimum subscription amount
required to close and up to $953,790 in if we achieve the
maximum offering proceeds including the full oversubscription amount.
Sensory Performance Technology employees are assisting with
preparing the materials sent via email to persons who have
submitted nonbinding indications of interest and posted on
Sensory Performance Technology websites. They also work with
startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in
purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.?
FINANCIAL STATEMENTS
   11 Amazing Facts and Myths about Eyes, retrieved	4
	February	2013	from www.news.softpedia.com/news/10Amazing
FactsandMythsAboutEyes74813. shtml
  J. D. Radcliff, I Am Joe?s Body, Reader?s Digest
reprints/Berkley, 1989, pages 1214
  Natalie Wolchover, How Far Can The Human Eye See? Life?s
Little Mysteries, 07 May  2012	retrieved  5  February   2013
from http://www.lifeslittlemysteries.com/2426 humaneye.html
  Radcliff, page 15
  David J. M. Robinson, The Human Auditory System, adapted from
Robinson & Hawksford, TimeDomain Auditory Model for the
Assessment of HighQuality Coded Audio, 107th convention of the
Audio Engineering Society in New York, September 1999
  Edward C. Godnig, Body Alarm Reaction and Sports Vision,
Journal of Behavioral Optometry, 2001, Volume 12 Number 1, page
3
  Bruce Siddle, Pressure Point and Control Tactics, PPCT
Management Systems Inc., December 1998, pages 23
  Randolph Blake and Robert Sekuler, Perception, McGrawHill,
Fifth Edition 2006, page 366
  Jack A. Adams, A ClosedLoop Theory of Motor Learning, Journal
of Motor Behavior, 1971, 3, pages 111149
  Howard Thorsheim et al, Visual and Kinesthetic Components of
PursuitTracking Performance, 1973, pages 67
  M. Russell Harter, Robert Eason, Carroll White, Effects of
Intermittent Visual Input Disruption, FlickerRate, and Work Time
on Tracking Performance and Activation Level, Perceptual and
Motor Skills, 1964, 19, page 832
  Harter et al, page 840
  Jocelyn Faubert, Professional athletes have extraordinary
skills for rapidly learning  complex and neutral dynamic visual scenes, Nature Scientific Reports, January 2013, 3:1154, DOI:
10.1038 srep01154
  M. J. Haskins, Development of a Response Recognition Training
Film In Tennis, Perceptual and Motor Skills, 1965 August; 21
(1), pages 207211
  W. A. Burroughs, Visual  simulation training of baseball
batters, International Journal of Sports Psychology, 1984, Vol
15, pages 117126
  A. M. Williams, P. Ward, J. Knowles and  N.J. Smeeton,
Anticipation skill in a realworld task: Measurement, training, and transfer in tennis, Journal of Experimental Psychology:
Applied, 2002 8(4), pages 259270
  A. M. Williams, P. Ward, and C. Chapman, Training perceptual skill in field hockey: Is there transfer from the laboratory to the field Research Quarterly for Exercise and Sport, 2003 74(1), pages 98103
  SSP Vapor Strobe Tech Sheet Final, Nike, 17 November 2011
  Tim   Newcomb,   Visions   of  Perfection, Sports
Illustrated, 9 January 2012
  Florida Jr. Blades: Empire team celebrates reaching 100win milestone, USA Junior Hockey Magazine, 27 January 2013
  L. Gregory Appelbaum, Julia E. Schroeder, Matthew S. Cain and
Stephen R. Mitroff, Improved visual cognition through stroboscopic training, Frontiers in Psychology, 2 276, 28
October 2011
  Appelbaum et all, page 11
  Edward C. Godnig, Vision and Shooting, part 3, NRA Law
Enforcement Quarterly, Fall 2010, pages 89
  New Scientist (May 19, 2006).Flashy Goggles Combat Space
Sickness. Retrieved from
https://www.newscientist.com/article/dn9196flashygogglescombatsp acesickness/
  Reschke MF1, Somers JT, Ford G. Stroboscopic Vision as a
Treatment for Motion Sickness: Strobe Lighting Vs. Shutter
Glasses.
 Neurosciences Laboratories, NASA Johnson Space Center, Houston,
TX, USA. millard.f.reschke@nasa.gov Retrieved from http://www.ncbi.nlm.nih.gov/pubmed/16422446
  International Journal of Exercise Science 5(4): 344353,
2012.Trevor Q. Smith, And Stephen R. Mitroff. Stroboscopic
Training Enhances Anticipatory Timing. College of Education and
Human Development, Southern Utah University, Cedar City, UT,
USA, Department of Psychology and Neuroscience, Center for
Cognitive Neuroscience, Duke University, Durham, NC, USA.
Retrieved from
http://people.duke.edu/~mitroff/papers/12_SmithMitroff_IJES.pdf
  Sports Illustrated (April 13, 2015). Seeing the Benefit: MLB
Teams Focus On Enhancing Players' Visual Training. Retrieved from http://www.si.com/edge/2015/04/21/seeingthebenefitmlbvisiontrain ingtampabayrays
  Athletic Training & Sport Health (Nov/Dec, 2013). Strobe
Glasses Improve Hockey Players' Performance, Stephen R. Mitroff,
Peter Friesen, Doug Bennett, Herb Yoo, Alan W. Reichow.,
Nov/Dec, 2013. Retrieved from
http://www.healio.com/orthopedics/journals/atshc/20131156/%7B9cf
36fe897694909acae5419d69ab6b5%7D/enhancingicehockeyskillsthrough stroboscopicvisualtrainingapilotstudy
  Attention, Perception, & Psychophysics (November 2012). L.
Gregory Appelbaum & Matthew S. Cain Julia E. Schroeder & Elise
F. Darling & Stephen R. Mitroff. Stroboscopic Visual Training
Improves Information Encoding In ShortTerm Memory. Retrieved from http://link.springer.com/article/10.3758%2Fs1341401203446
  Frontiers in Psychology (October 2011). L. Gregory Appelbaum,
Julia E. Schroeder, Matthew S. Cain and Stephen R. Mitroff.
Improved Visual Cognition through Stroboscopic Training.
Retrieved from
http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3203550/
  Time Magazine (January 2012). Tim Newcomb. Sensory Training
Technology Takes Hold in the NFL. Retrieved from http://techland.time.com/2012/01/03/sensorytrainingtechnologytak esholdinthenfl/
  iHumanMedia (October 14, 2015)
https://ihumanmedia.com/2015/10/14/63billionsportinggoodsmarketa nalysis/
  Gordon Brothers (Spring 2016) Sporting Goods.
http://www.gordonbrothers.com/expertise/industryinsights/R/Retai
lSportingGoods
  CSS Insight Wearables Market to Be Worth $25 Billion by
2019.
http://www.ccsinsight.com/press/companynews/2332wearablesmarkett obeworth25billionby2019revealsccsinsight
  Statista. Facts and Statistics on Wearable Tech.
http://www.statista.com/topics/1556/wearabletechnology/
  PWC (October 21, 2014). Wearable Technology Future is Ripe for Growth ? Most Notably among Millennials, Says PwC US.
http://www.pwc.com/us/en/pressreleases/2014/wearabletechnologyfu
ture.html
  Rawlings TRIO EndLoaded BBCOR Bat, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=52
759476&cp=4406646.4413887.4414014&categoryId=64623156&fg=Price
  Dr. Dish iC3 Basketball Shot Trainer, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=96
193506&cp=4406646.4413986.11294664&categoryId=4415178
  SKLZ Quarterback Trainer Pro, DICKS SPORTING GOODS.
http://www.dickssportinggoods.com/product/index.jsp?productId=98
048616&cp=4406646.4413887.4414019&categoryId=70571766
  GQ (November 19, 2015) Daniel Riley. How Stephen Curry Became the NBA?s Best Player.
http://www.gq.com/story/stephcurrynbabestplayer
  Business Insider (November 6, 2015) Scott Davis. Stephen
Curry does a dribbling drill with blinding glasses and a tennis ball, and it looks grueling.
http://www.businessinsider.com/stephencurrydribblingdrills201511
  Next Impulse Sports (November 5, 2015)
http://nextimpulsesports.com/2015/11/05/stephencurryismorecoordi natedthanyou/
  Bleacher Report (November 5, 2015) Arman Walia. Steph Curry
Shows off Ridiculous Handles During Dribbling Drill.
http://bleacherreport.com/articles/2586460stephcurryshowsoffridi culoushandlesduringdribblingdrill
  Huffington Post (November 5, 2015) Justin Block. Stephen
Curry?s UberComplicated Dribbling Drills Are Not Of This World.
http://www.huffingtonpost.com/entry/stephencurrydribblingdrill_u
s_563baf90e4b0b24aee495c39
  https://www.instagram.com/p/PAnhUKx1m/
  https://twitter.com/tim_wright81/status/664627901074116608
  ESPN (December 8, 2015) Sam Alipour. Stephen Curry on copying the Warriors' way: 'You won't have the personnel.
http://espn.go.com/nba/story/_/id/14314860/stephencurrysmallball mjgunningrecordbooks
  National Monitor (November 15, 2015) CHARLES Margulis.
World champion Warriors win with a technological edge.
http://natmonitor.com/2015/11/15/worldchampionwarriorswinwithate chnologicaledge/
  Digital Trends (November 16, 2015) Albert Khoury. Stephen
Curry among other Warriors to use wearable tech during practice.
http://www.digitaltrends.com/wearables/goldenstatewarriorswearab letechreduceinjuries/
  Statistics Brain Youth Sports Statistics.
http://www.statisticbrain.com/youthsportsstatistics/
  North American Association of Sports Economists. Brad R.
Humphreys. (August 2008). The Size and Scope of the Sports
Industry in the United States.
http://college.holycross.edu/RePEc/spe/HumphreysRuseski_SportsIn
dustry.pdf